American Trust Investment Services, Inc.

Financial Statements and Supplementary Information and Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2021

Filed as **CONFIDENTIAL** Information Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14394

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __AMERICAN TRUST INVESTMENT SERVICES INC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1244 119th STREET__
(No. and Street)

__WHITING__	__INDIANA__	__46394__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__MICHAEL GRADY__	__630-435-9128__	__m.grady@amtruinvest.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__BRADFORD R DOOLEY & ASSOCIATES__
(Name – if individual, state last, first, and middle name)

__209 W JACKSON BLVD STE 404__	__CHICAGO__	__ILLINOIS__	__60606__
(Address)	(City)	(State)	(Zip Code)

__MARCH 24, 2009__	__3429__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____MICHAEL GRADY_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____AMERICAN TRUST INVESTMENT SERVICES INC_____, as of _____DECEMBER 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Sworn and subscribed to me on the
___39___ day of March, 2022

_____Daniel P. O'Halloran_____
Notary Public

"OFFICIAL SEAL"
DANIEL P. O'HALLORAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4/19/2025

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17o-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AMERICAN TRUST INVESTMENT SERVICES, INC.

Contents

The accompanying notes are an integral part of these financial statements.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of American Trust Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc. as of December 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Trust Investment Services, Inc's management. Our responsibility is to express an opinion on American Trust Investment Services, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Trust Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information, which is comprised of Schedule I - Computation of Net Capital and Aggregate Indebtedness, Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3, and Schedule IV - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of American Trust Investment Services, Inc's financial statements. The supplemental information is the responsibility of American Trust Investment Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as American Trust Investment Services, Inc's auditor since 2021.



Bradford R. Dooley & Associates

Chicago, Illinois
March 29, 2022

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$ 866,549
Receivable from clearing broker/dealers	118,094
Brokerage account money markets position	625,138
Securities owned, at fair value	3,437
Furniture, equipment and leasehold improvements, at cost, net of $23,366 accumulated depreciation	
Other assets	33,208
TOTAL ASSETS	**$ 1,646,426**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 460,010
Commissions payable	857,777
Accrued Tax Payable	24,916
Total Liabilities	$ 1,342,703

SHAREHOLDER'S EQUITY

Common stock, no par value, 100 shares authorized, issued and outstanding	$ 45,000
Additional paid in capital	63,800
Retained earnings	194,923
Total Shareholder's Equity	$ 303,723
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 1,646,426**

The accompanying notes are an integral part of these financial statements.

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2021

REVENUE

Commissions	$ 3,753,918
Concessions	6,007,982
Referral/Consulting	465,505
Interest	23,511
Other	111,616
Total Revenue	$ 10,362,532

EXPENSES

Commissions, salaries and related expenses	$ 7,906,233
Clearing and execution charges	313,365
Accounting, consulting, registration and legal	1,651,378
Occupancy	44,800
Other expenses	348,592
Total Expenses	$ 10,264,368
NET INCOME before tax	$ 98,164
Tax Provision	24,916
NET INCOME after tax	$ 73,248

The accompanying notes are an integral part of these financial statements.

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance- Beginning of Year	$ 45,000	$ 63,800	$ 146,675	$ 255,475
Capital Withdrawn	-	-	(25,000)	(25,000)
Net Income			73,248	73,248
BALANCE-END OF YEAR	$ 45,000	$ 63,800	$ 194,923	$ 303,723

The accompanying notes are an integral part of these financial statements.

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities		
Net Income	$	73,248
Adjustments:		
Decrease in receivable from		
Clearing broker/dealers		36,218
Increase in brokerage account		
Money markets position		(197,273)
Decrease in securities owned		3,575
Decrease in other assets		26,000
Increase in accounts payable, accrued expenses		
and commissions payable		536,528
Increase in income tax payable	$	24,916
Net Cash Flow Provided (Used) by		
Operating Activities	$	503,212
Net Cash Flow Provided (Used) by		
Investing Activities	$	0
Cash Flows Provided (Used) by		
Financing Activities		
Dividend Distributions	$	(25,000)
Net Increase in Cash	$	478,212
Cash at December 31, 2020	$	388,337
Cash at December 31, 2021	$	866,549

Cash paid for : Interest Expense	$4
Income Taxes	$0

The accompanying notes are an integral part of these financial statements.

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - American Trust Investment Services, Inc. (the "Company") was incorporated in the state of Indiana on December 23, 1968 as Peerson & Company, Inc. CCIG Acquisition Company, LLC closed on the purchase of the Company from Amtru, Inc. on May 15, 2012. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue – Commission Revenue earned on customer security transactions is accounted for on a trade-date basis. Revenue is recognized when fees are charged in compliance with GAAP and with FASB ASC 606 when performance obligations have been satisfied and, in the period earned.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation – Depreciation of fixed assets was provided for using the straight-line method over five years.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

In addition, the Company's cash is on deposit at three financial institutions but uses one primarily for its operations and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The accompanying notes are an integral part of these financial statements.

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 3 - FAIR VALUE MEASUREMENT - *(Continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2020 are as follows:

	Level 1	Level 2	Level 3	Total
Securities	$3,437	$625,138	$ -	$628,575
Total assets at fair value	$3,437	$625,138	$ -	$628,575

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On December 31, 2021, the Company's net capital and required net capital were $255,008 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 526.53%.

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 5 - LEASE COMMITMENTS

The Company leases three office spaces, one for $1,150 on a 2-year lease and the other two on a month-to-month basis, for a total amount of $4,100 per month. $2,000 a month is paid to an LLC that manages the finance office which is controlled by two of the officers of the Company. It is the opinion of the officers that it could attain similar rent if rented by another company. The rent was not negotiated by a third party and therefore there has been no secondary check as to whether the Company is paying more for rent than they would elsewhere. The lease payments for the year ended December 31, 2021, was $44,800 which has been met.

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In order to facilitate securities transactions, there is a secondary clearing agreement (Tri-Party agreement) among LaSalle St. Securities, L.L.C. ("Primary Correspondent"), the Company ("Secondary Correspondent"), and National Financial Services, LLC. The new Clearing Broker/dealer (NFS) has accepted the introduction of brokerage accounts of Secondary Correspondent through Primary Correspondent and to provide to such accounts the Clearing Services provided to the other accounts introduced to NFS by Primary Correspondent pursuant to the Clearing Agreement. The Secondary Correspondent is willing to indemnify, defend, and hold harmless Primary Correspondent and NFS for losses incurred by Primary Correspondent or NFS, respectively, in connection with all accounts introduced by Secondary Correspondent to NFS through Primary Correspondent. The Secondary Correspondent is not required to have a deposit with the Primary Correspondent or NFS. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Primary Correspondent or NFS to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company added a second clearing arrangement on a Fully Disclosed basis with RBC correspondent sources. They have provided the clearing firm with a $50,000.00 security deposit. The Company may therefore be exposed to off-

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK-*(Continued)*

balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Primary Correspondent or NFS to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity in excess the security deposit.

NOTE 7 - AFFILIATED TRANSACTIONS

The Company currently uses an affiliate to act as a Professional Employment Organization ("PEO") to provide payroll and consulting fees on behalf the Company. Other Affiliates of the Company also use the same PEO. The Company also splits the cost of the E and O Insurance with affiliates of the Company.

NOTE 8 - Contingent Liabilities

The Company may be involved in a number of legal and regulatory proceedings concerning matters arising from the normal conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense, and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Based upon information currently available and advice of counsel the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position or results of operation

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTAL INFORMATION

AMERICAN TRUST INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL

Total shareholder's equity	$ 303,723
Deduct - Non-allowable assets	(35,697)
Net Capital Before Haircuts	$ 268,026
Less - Securities Haircuts	(13,018)
NET CAPITAL	$ 255,008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 89,514
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 1,342,703
Percentage of Aggregate Indebtedness to Net Capital	526.53%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditors' Report.

The accompanying notes are an integral part of these financial statements.

American Trust Investment Services, Inc.

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2021

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof. Other firm activities are excluded under SEC Footnote 74.

Schedule III - Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2021

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof. Other firm activities are excluded under SEC Footnote 74.

Schedule IV - Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2021

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof. Other firm activities are excluded under SEC Footnote 74.

The accompanying notes are an integral part of these financial statements.

AMERICAN TRUST INVESTMENT SERVICES, INC.

EXEMPTION REPORT

DECEMBER 31, 2021

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of American Trust Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) American Trust Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) engages in the sale of private placements on a best-efforts basis, (2) receiving compensation for referring securities transactions to other broker dealers, (3) engages in direct sales of mutual funds, (4) engages in the direct sales of annuities and insurance, (5) provided merger acquisition advisory services, (6) provided investment banking consulting services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2021 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Bradford R. Dooley & Associates

Chicago, Illinois
March 29, 2022

AMERICAN TRUST INVESTMENT SERVICES, INC.

Exemption Report

American Trust Investment Services, Inc. (the "Company") is a registered broker--dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 c. F. R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021, without exception.

(3). The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) engages in the sale pf private placements on a best-efforts basis, (2) receiving compensation for referring securities transactions to other broker dealers (3) engages in direct sales of mutuals funds,(4) engages in the direct sales of annuities and insurance, (5) provided merger acquisition advisory services, (6) provided investment banking consulting services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2021, without exception.

I, Michael Grady, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: Chief Financial Officer
Date: March 29th 2022

The accompanying notes are an integral part of these financial statements.

AMERICAN TRUST INVESTMENT SERVICES, INC.

SIPC SUPPLEMENTAL REPORT

DECEMBER 31, 2021

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Shareholder of American Trust Investment Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of American Trust Investment Services, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Bradford R. Dooley & Associates

Chicago, Illinois
March 29, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

American Trust Investment Services, Inc.
1244 199th St.
Whiting, IN 46394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mike Grady

2. A.	General Assessment (item 2e from page 2)	$ 12,732
B.	Less payment made with SIPC-6 filed **(exclude interest)** #2345 7//27 Date Paid	(5,288)
C.	Less prior overpayment applied	(60)
D.	Assessment balance due or (overpayment)	7,384
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $7384

H. Overpayment carried forward $(60)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Trust Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 8th day of February, 20 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,362,533

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   88,177

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   736,337

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   40,514

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    ## Annuities   1,000,338

      (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 9,009

      Enter the greater of line (i) or (ii)   9,009

      Total deductions   1,874,375

2d. SIPC Net Operating Revenues $ 8,488,158

2e. General Assessment @ .0015 $ 12,732

                                                (to page 1, line 2.A.)